July 28, 2017
AIG Consumer Insurance 21650 Oxnard St Suite 750 Woodland Hills, CA 91367 Helena Lee Assistant General Counsel Legal Department T + 1 310 772 6259 F +1 310 772 6569 helena.lee@aig.com	VIA EDGAR & E-MAIL
Ms. Katie Sabo U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:      FS Variable Separate Account (“Registrant”)

           The United States Life Insurance Company in the City of New York

            (“Depositor”)

           Polaris Platinum III Variable Annuity

           Post-Effective Amendment No. 17 and Amendment No. 17 on Form N-4

           File Numbers: 333-178841 and 811-08810

Dear Ms. Sabo:

We are contacting you regarding Post-Effective Amendment No. 17 (the “New Amendment”) filed on July 28, 2017 that will automatically become effective on September 26, 2017.

Revisions that will be made in the New Amendment relating to the Polaris Income Plus, Polaris Income Builder and Polaris Income Plus Daily living benefits fee rates and fee calculation formula are identical to revisions we intend to make in Depositor’s other variable annuity products registered on Form N-4 (“Other Registration Statements”).

Pursuant to Rule 485(b)(1)(vii), we respectfully request to use disclosures regarding the Polaris Income Plus, Polaris Income Builder and Polaris Income Plus Daily living benefit fees and fee formula used to calculate adjustments to the living benefit fee rates in the Amendment for the Other Registration Statements.

Below are the file numbers for the Other Registration Statements to which we propose these identical revisions:

Product Name	File Numbers	Filing Type	Issuing Life Company
Polaris Platinum III	333-178841 811-08810	485(b)	The United States Life Insurance Company in the City of New York
Polaris Preferred Solution	333-178845 811-08810	485(b)	The United States Life Insurance Company in the City of New York
Polaris Retirement Protector	333-178849 811-08810	485(b)	The United States Life Insurance Company in the City of New York
Polaris Advisory Income	333-213339 811-08810	485(b)	The United States Life Insurance Company in the City of New York

The Depositor and the Registrant undertake to make the following representations in support of this request:

●	Because the Polaris Income Plus, Polaris Income Builder and Polaris Income Plus Daily living benefits in the Other Registration Statements are identical to the New Amendment, the Registrant will be able to revise the post-effective amendment to the Other Registration Statements effectively to reflect Commission staff comments made on the New Amendment.
●	The Registrant will make corresponding changes to the post-effective amendments to the Other Registration Statements in response to comments made by the Commission staff on the New Amendment.
●	The post-effective amendments to the Other Registration Statements will not contain any changes other than those changes discussed in this request which would make the post-effective amendment ineligible to be filed under Rule 485(b).

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6259.

Very truly yours, /s/ Helena Lee Helena Lee